                                                                      EXHIBIT 12

            NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

                COMPUTATION OF RATIO OF MARGINS TO FIXED CHARGES
                         (DOLLAR AMOUNTS IN THOUSANDS)

          FOR THE SIX MONTHS ENDED NOVEMBER 30, 1997 AND 1996 AND THE
              YEARS ENDED MAY 31, 1997, 1996, 1995, 1994 AND 1993

                       NOVEMBER 30,   NOVEMBER 30,
                           1997           1996         1997       1996       1995       1994       1993
                       ------------   ------------     ----       ----       ----       ----       ----
Net margins before
  extraordinary
  loss...............    $ 29,742       $ 26,423     $ 54,736   $ 50,621   $ 45,212   $ 33,188   $ 41,648
Add: Fixed charges...     258,046        229,749      475,729    426,079    361,338    263,230    265,412
                         --------       --------     --------   --------   --------   --------   --------
Margins available for
  fixed charges......    $288,148       $256,172     $530,465   $476,700   $406,550   $296,418   $307,060
                         ========       ========     ========   ========   ========   ========   ========
Fixed charges:
  Interest on all
     debt (including
     amortization of
     discount and
     issuance
     costs)..........    $258,046       $229,749     $475,729   $426,079   $361,338   $263,230   $265,412
                         --------       --------     --------   --------   --------   --------   --------
          Total fixed
           charges...    $258,046       $229,749     $475,729   $426,079   $361,338   $263,230   $265,412
                         ========       ========     ========   ========   ========   ========   ========
Ratio of margins to
  fixed charges......        1.12           1.12         1.12       1.12       1.13       1.13       1.16
                         ========       ========     ========   ========   ========   ========   ========